

RaveLeR

Business Intelligence for Specialty Food Companies

Teaser Deck- September 2019

In the Food Industry, Specialty = Specificity

The more information available, the higher the perceived value.

Three Africas

Golden raisin, winey blueberry, lemon zest



Preparation

Whole Bean | Perfectly Ground

- One-time Purchase
- Subscribe and save $1–3 per bag

Delivered on your schedule, skip, or cancel anytime.
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Bag Size

Half Bag (6oz) | Standard Bag (12oz)

Quantity

1

$17

ADD TO CART

Order within **4 hours** to roast and ship tomorrow

Kenya Kirinyaga Kii

Vanilla, pomegranate, lemon zest



Preparation

Whole Bean

Bag Size

Half Bag (6oz) | Standard Bag (12oz)

Quantity

1

$23

ADD TO CART

Order within **4 hours** to roast and ship tomorrow

*Example from bluebottlecoffee.com

Specificity is Best Communicated by Companies in the Context of Their Own Brand Narrative


What makes it specialty?
The Product
The Idea
The Maker
The Materials
The Techniques
The Inspiration
The Discovery
The Company
The Founder
Scarcity/Novelty
Origin
Skill
Uniqueness
Expression
Story
Experiment or Observation
Application
History
Ethos
Background and/or Identity
Personal Journey

Quantitative Information Adds Extra Power



What makes it specialty?
Quantitative
Batch Size
Measurements
Dates
Qualitative
The Product
The Idea
The Maker
The Materials
The Techniques
The Inspiration
The Discovery
The Company
The Founder
Scarcity / Novelty
Skill
Expression
Experiment or Observation
History
Background and / or Identity
Origin
Uniqueness
Story
Application
Ethos
Personal Journey



Showcasing This Information Could Be a Full-Time Job, But That is Not How Food Business Operators Spend Their Time

- They are constantly keeping up with tasks like production scheduling, inventory control, and batch management.
- This is done with a mess of spreadsheets and notebooks, and it's very frustrating.

Raveler Connects the Dots


Raveler
Inventory Control
Batch Management
Asset Tracking
Recordkeeping for Compliance
Inside Out Brand Communication
Actionable Data & Analytics
Content for Sales Enablement
Product Curation and Discovery
Content Marketing

By adding marketing content to our existing operational platform, we will allow users to create action marketing in real time. This will give small producers a competitive advantage over large corporate giants.

Customer Feedback

"Having big piles of coffee-stained papers is not the best way to keep records. Digitally archiving batches has been a game changer for us."

- Patrick Greer
Draft Coffee Solutions (Beta Customer)



Information Generates Materials for Sales Enablement and Business Analytics in Real Time

PV0191431

Batch Overview

Product:	Pale Violet
Status:	Finished
tasting notes:	
color:	pink

Batch History

Time	Type
2019-05-23 01:27:15 PM	Batch Started
2019-05-23 01:28:28 PM	Note
2019-05-23 01:28:29 PM	Start Fermentation
2019-05-23 01:28:34 PM	end fermentation
2019-05-23 01:28:34 PM	Note
2019-05-23 01:28:50 PM	color



Pale Violet
This beautiful brew was invented in the bleary haze of spring.

Batch PV0191431

Young Ginger



Grown at the Glorious Root in Lee, MA. Harvested May 25.

Dried Blue Violet



Grown at Violette Farm in Wells, ME. Harvested March 6.

Best if enjoyed by July 10.



Brewed with love by Kevin in a huge copper pot. Batch finished on May 24.



Product Batch Counts
Past 7 Days

ofBatches

Competitive Landscape

- Existing solutions for these problems are generally large enterprise systems, which are out of reach for small specialty companies.
- No other solution links marketing with operations to create action content- we have first mover advantage.



Batch Information Tracking
Inventory Management
Container (Keg) Tracking
SMB Marketing SaaS
Shopventory
WhereFour
Cin7
Galley
Fishbowl
BatchMaster
Unleashed
Zoho
Upserve
Harvest Food Solutions
Cropster
TradeGecko
RAVELER
Ekos
Hootsuite
Salesforce
SLG
Hubspot
Cover Your Assets
Kegshoe
Constant Contact

TAM = $40Billion, and the Industry is Growing



Specialty Food Sales In US ($Billion)

Management Team



Lucy R. Valena
Co-Founder, CEO
Voltage Coffee, Instructor for
(OBM Consultancy) Rethink
Restaurants, holds a Masters
in Gastronomy/Food Studies



Jaime van Schyndel
Co-Founder, President
barismo, Draft Coffee
Solutions



Chris Chase
Technology Strategist
Sproxil, EnerNoc,
ViralGains



Ben Osoweicki
Software Developer
Keene State College

THANK YOU!

Lucy R. Valena, CEO

lucy@raveler.io

857.719.4603

